[Logo] L Z G I n t e r n a t I o n a l , I n c .

July  6, 2010

Via EDGAR

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:

LZG International, Inc.

Registration Statement on Form 10, as amended

Filed May 26, 2010

File No. 000-53994

Dear Mr. Spirgel,

This letter is in response to your comment letter dated June 29, 2010 regarding the above identified registration statement on Form 10 of LZG International, Inc. (the “Company”).  The Company is filing this response letter and Amendment No. 2 to the Form 10 via EDGAR.

We have restated your comments and each comment is followed by the Company’s response.

Business, page 6

1.

We note your response to comment 2 in our letter dated June 16, 2010.  In light of your absence of policies and procedures governing transactions with related parties or affiliates, you should include a risk factor highlighting the uncertainty that future transactions involving related parties or affiliates will be on terms that are comparable to what could be obtained from unaffiliated third parties.

Response:  We have included a risk factor addressing the uncertainty that future transactions with related parties and affiliates will have terms comparable to terms with unaffiliated third parties.  See the first risk factor on page 10.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

____________________________________________________________________________________

455 East 400 South Suite #5, Salt Lake City, UT 84111

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments, please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Very truly yours,

LZG International, Inc.

/s/ Greg L. Popp

Greg L. Popp, President and CEO